Katherine R. Kelly
Vice President & Assistant General Counsel

345 Park Avenue New York, NY 10154-0037
Tel 212-546-4852 Fax 212-546-9966
katherine.kelly@bms.com

December 12, 2013

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Bristol-Myers Squibb Company

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 15, 2013

File No. 001-01136

Dear Mr. Rosenberg:

We have received the follow-up comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated December 6, 2013 responding to Bristol-Myers Squibb Company’s response letter dated November 4, 2013, with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2012. We are submitting this letter to confirm our conversation with the staff of the Commission on December 12, 2013 regarding the timing of our response to your comments. We anticipate providing a response by January 7, 2014.

Sincerely,

/s/ Katherine R. Kelly

Katherine R. Kelly
Vice President & Assistant General Counsel

cc:	Charles Bancroft, Bristol-Myers Squibb Company

Sandra Leung, Bristol-Myers Squibb Company